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                              SOLICITING MATERIAL
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1997

                            SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934
                       [AMENDMENT NO...................]

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

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[ ] Preliminary Proxy Statement      [ ] Confidential, For Use of the Commission
                                         Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[X] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                SHONEY'S, INC.
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                (Name of Registrant as Specified in Its Charter)

                 RAYMOND D. SCHOENBAUM and BETTY J. SCHOENBAUM
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    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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CONTACT:
-------

FOR INVESTORS:                           FOR MEDIA:
Stanley J. Kay, Jr.                      Joele Frank/Matthew Sherman
MacKenzie Partners, Inc.                 Abernathy MacGregor Group
(212) 929-5940                           (212) 371-5999


FOR IMMEDIATE RELEASE:
---------------------

        THE SHONEY'S SHAREHOLDERS' COMMITTEE RESPONDS TO SHONEY'S, INC.

        ATLANTA, GEORGIA (June 27, 1997) -- Raymond D. Schoenbaum, on behalf of The Shoney's Shareholders' Committee, made the following statement in response to Shoney's, Inc.'s [NYSE: SHN] seeking a declaratory judgment in the Tennessee Chancery Court, Nashville, with respect to the Company's Board of Directors' adoption of certain Bylaw amendments:

        "Yesterday's action is not unexpected given that the current Board and management have already demonstrated that they are attempting to manipulate the corporate governance process for their own benefit. Shoney's is at a critical juncture, and the long-term viability of the Company is in danger. Indeed, in a filing with the Securities and Exchange Commission two days ago, Shoney's stated that it does not expect its cash flow from operations, supplemented by its available lines of credit, to be sufficient to meet its required debt and litigation payments and cash interest expense due in the next twelve months and provide cash needed for capital expenditures. Rather than filing unnecessary litigation and wasting corporate assets to defend their manipulation of the rules, we believe that the appropriate course of action is to let the real owners of Shoney's decide as soon as possible the future direction of our Company.

        "Shoney's shareholders do not have the time or the patience for the type of manipulation reflected in the adoption of the Bylaw amendments and the institution of this litigation. Shoney's is running out of time, and the shareholders must be permitted to take decisive action as soon as possible to ensure the long term survival of the Company for the benefit of all its constituencies."

        The Bylaw amendments, which were adopted after Raymond D. Schoenbaum delivered a demand to call a special meeting, purport to eliminate the right of Shoney's shareholders to set the date, time and place of a special meeting. In addition, the amendments purport to establish lengthy time frames relating to the call of a special meeting and the giving of notice of a special meeting, which would ostensibly permit the Board to substantially delay the date of a special meeting. The amendments also seek to permit the current officers and employees of Shoney's to serve as inspectors of election at the special meeting.


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        Raymond D. Schoenbaum has been actively involved in the restaurant industry since 1974, and he has extensive experience in the business, including substantial experience in the full service dining industry and in the quality fast food market. From 1974 to 1985, Raymond D. Schoenbaum successfully grew a Wendy's franchisee (Restaurants Systems, Inc.) to in excess of 30 stores which he sold to Wendy's in 1985 for approximately $40 million. Between 1985 and 1995 he developed and operated Ray's on the River and Rio Bravo, a successful chain of casual restaurants. In 1995, Raymond D. Schoenbaum sold Ray's on the River and Rio Bravo to Applebee's International Inc. for approximately $70 million, and became a director of Applebee's following the sale. In addition, Raymond D. Schoenbaum has been involved with the turnaround of companies in the restaurant and restaurant services industries, including Squirrel Companies, Inc., a manufacturer of restaurant point-of-source computer equipment, as the former chairman of the board, and Max & Erma's Restaurants, Inc., as a former member of the board and largest shareholder.

                                   #   #   #


                       INFORMATION REGARDING PARTICIPANTS
                           AND CERTAIN OTHER PERSONS

Raymond D. Schoenbaum has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. Betty J. Schoenbaum has her principal residential address at 5541 Gulf of Mexico Drive, Longboat Key, Florida 34228. Raymond D. Schoenbaum is a private investor. Betty J. Schoenbaum is not employed. As of the date hereof, Raymond D. Schoenbaum is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 508,061 shares of Common Stock of Shoney's, which constitutes approximately 1.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended May 11, 1997). As of the date hereof, Betty J. Schoenbaum is deemed to own beneficially 3,394,480 shares of Common Stock of Shoney's, which constitutes approximately 7.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended May 11, 1997). As of the date hereof, Raymond D. Schoenbaum and Betty J. Schoenbaum are deemed to own beneficially 3,866,791 shares of Common Stock of Shoney's, which constitutes approximately 8.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended May 11, 1997).

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In connection with Montgomery Securities' engagement as financial advisor to the
Shoney's Shareholders' Committee, the Committee anticipates that certain employees of Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in the solicitation. Montgomery Securities will not receive any fee for, or in connection with, such solicitation activities apart from the fees they are otherwise entitled to receive under their engagement. The principal business address of Montgomery Securities is 600 Montgomery Street, San Francisco, California 94111. In the ordinary course of its business, Montgomery Securities maintains customary arrangements and may effect transactions in the securities of the Company for the accounts of its customers. As a result of its engagement by the Shoney's Shareholders' Committee, Montgomery Securities restricted its proprietary trading in the securities of Shoney's as of June 16, 1997 (although it may still execute trades for customers on an unsolicited agency basis). As of June 12, 1997, Montgomery Securities did not beneficially own any Common Stock of Shoney's, and held of record 10,312 shares of Common Stock for customer accounts.

In addition, Howard E. Sachs, John S. Ellis and W. Douglas Benn, advisors to Raymond D. Schoenbaum, may assist in soliciting Agent Designations, although none of them nor the Shoney's Shareholders' Committee admits that any of them is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Exchange Act. Mr. Sachs has his principal business address at 1901 Powers Ferry Road, Suite 260, Atlanta, Georgia 30339. As of the date hereof, Mr. Sachs was the beneficial owner of 5,250 shares of Common Stock of Shoney's. Mr. Ellis has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date hereof, Mr. Ellis did not own beneficially or of record any shares of Common Stock. Mr. Benn has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date hereof, Mr. Benn did not own beneficially or of record any shares of Common Stock.

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